Exhibit 1

P R E S S R E L E A S E

Company Contacts		IR Agency Contact
Nachum Falek,	Shirley Nakar,	Erik Knettel,
VP Finance & CFO	Director, Investor Relations	Grayling
AudioCodes	AudioCodes	Tel: +1-646-284-9415
Tel: +972-3-976-4000	Tel: +972-3-976-4000	erik.knettel@us.grayling.com
nachum@audiocodes.com	shirley@audiocodes.com

AudioCodes Reports Third Quarter 2009 Results

Lod, Israel – November 3, 2009 – AudioCodes Ltd. (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, today announced financial results for the third quarter of 2009, ended September 30, 2009.

Revenues for the third quarter ended September 30, 2009 were $32.1 million compared to $30.4 million for the second quarter of 2009 and $46.6 million for the quarter ended September 30, 2008. Net income in accordance with U.S. generally accepted accounting principles (GAAP) was $139,000, or $0.01 per share, for the third quarter of 2009 compared to a GAAP net loss of $891,000, or ($0.02) per share, for the second quarter of 2009, and GAAP net income of $2.3 million, or $0.06 per share, for the corresponding third quarter of 2008.

Non-GAAP net income was $1.6 million, or $0.04 per diluted share, for the third quarter of 2009 compared to non-GAAP net income of $614,000, or $0.02 per diluted share, for the second quarter of 2009, and non-GAAP net income of $4.8 million, or $0.11 per diluted share, for the third quarter of 2008.

Non-GAAP net income excludes (i) stock-based compensation expenses, (ii) amortization expenses related to the Nuera, Netrake and CTI Squared acquisitions and (iii) an adjustment to expenses related to the Company’s Senior Convertible Notes due to implementation of FASB Staff Position APB 14-1. A reconciliation between net income on a GAAP basis and non-GAAP net income is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

During the third quarter of 2009, AudioCodes generated $5.6 million from operating activities compared to $3.5 million in the second quarter of 2009 and $193,000 in the third quarter of 2008.

“We are pleased to report improved third quarter performance highlighted by sequential improvements in top line revenue, bottom line profitability, positive cash flow from operating activities and growing backlog. Our continued success in improving key financial metrics underlines our return to a consistent pattern of growth in our business,” stated Shabtai Adlersberg, Chairman of the Board, President and CEO of AudioCodes. “Throughout the third quarter and into the beginning of the fourth quarter of 2009, we have witnessed a healthy VoIP market and increased partner and customer activities in both the enterprise and service provider markets. Capitalizing on our continued investments throughout the economic downturn, AudioCodes enters the final quarter of 2009, and looks ahead to 2010, with a robust pipeline of new product launches and initiatives,” concluded Mr. Adlersberg.

Cash and cash equivalents, short-term and long-term bank deposits and short-term marketable securities were $116.4 million as of September 30, 2009, compared to $114.9 million as of June 30, 2009 and $158.7 million as of September 30, 2008. The year-over-year decline was primarily attributable to the repurchase of some of the Company’s Senior Convertible Notes in the fourth quarter of 2008, offset, in part, by cash provided by operating activities.

Pursuant to the terms of the Indenture governing the Company’s Senior Convertible Notes (the “Notes”), the Company is required to offer to repurchase the remaining $73.5 million in principal amount of the Notes in November 2009. As a result, on October 8, 2009, the Company notified holders of the Notes (CUSIP Nos. 050732AB2 and 050732AA4) that they have an option, pursuant to the terms of the Notes, to require the Company to purchase, promptly after November 9, 2009, all or a portion of such holders’ Notes at a cash price equal to 100% of the aggregate principal amount of the Notes, together with any accrued and unpaid interest up to but not including November 9, 2009. The Company maintains funds on hand allocated for the repurchase of any or all of the outstanding Notes, as well as adequate working capital to support the Company’s operations and capital expenditures.

Conference Call & Web cast Information
AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time on Wednesday, November 4, 2009 to discuss the Company’s third quarter operational and financial results. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com

About AudioCodes
AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in Broadband, Mobile, Cable, and Enterprise networks. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Residential Gateways, IP Phones, Media Servers, Session Border Controllers (SBC), Security Gateways and Value Added Applications. AudioCodes underlying technology, VoIPerfectHD(TM), relies primarily on AudioCodes leadership in DSP, voice coding and voice processing technologies. AudioCodes High Definition (HD) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging Voice networks. For more information on AudioCodes, visit http://www.audiocodes.com

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; the bankruptcy filing in January 2009 of AudioCodes’ largest customer in 2008, shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; the obligation to offer to repurchase the outstanding senior convertible notes in November 2009 and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2009 AudioCodes Ltd. All rights reserved. AudioCodes, AC, AudioCoded, Ardito, CTI2, CTI(2), CTI Squared, HD VoIP, InTouch, IPmedia, Mediant, MediaPack, NetCoder, Netrake, Nuera, Open Solutions Network, OSN, Stretto, TrunkPack, VoicePacketizer, VoIPerfect, VoIPerfectHD, What’s Inside Matters, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS;

U.S. dollars in thousands

	September 30, 2009	December 31, 2008
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$70,444	$36,779
Short-term bank deposits	38,731	61,870
Short-term marketable securities and accrued interest	7,232	16,481
Trade receivables, net	22,623	29,564
Other receivables and prepaid expenses	6,107	3,373
Deferred tax assets	972	972
Inventories	16,430	20,623

Total current assets	162,539	169,662

LONG-TERM INVESTMENTS:
Investments in companies	1,515	1,245
Deferred tax assets	1,255	1,255
Severance pay funds	12,002	10,297

Total long-term investments	14,772	12,797

PROPERTY AND EQUIPMENT, NET	5,299	6,844

GOODWILL, INTANGIBLE ASSETS, DEFERRED
CHARGES AND OTHER, NET (1)	39,537	41,001

Total assets	$222,147	$230,304

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$6,000	$6,000
Trade payables	7,581	11,661
Other payables and accrued expenses	22,333	24,189
Deferred tax liability (1)	266	735
Senior convertible notes (1)	73,130	70,670

Total current liabilities	109,310	113,255

ACCRUED SEVERANCE PAY	13,172	12,174

LONG-TERM BANK LOANS	17,250	21,750

Total equity (1)	82,415	83,125

Total liabilities and equity	$222,147	$230,304

(1) December 31, 2008 amounts adjusted due to implementation of FSP APB 14-1.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Revenues	$91,736	$135,992	$32,082	$46,602

Cost of revenues	40,927	59,655	14,362	20,535

Gross profit	50,809	76,337	17,720	26,067

Operating expenses:
Research and development, net	22,697	29,135	7,245	9,155
Selling and marketing	24,089	34,459	7,749	11,116
General and administrative	5,857	7,047	1,931	2,226

Total operating expenses	52,643	70,641	16,925	22,497

Operating income (loss)	(1,834)	5,696	795	3,570
Financial expenses, net (1)	(2,349)	(2,689)	(751)	(1,047)

Income (loss) before taxes on income	(4,183)	3,007	44	2,523
Taxes benefit, net (1)	(403)	(581)	(112)	(166)
Equity in losses of affiliated companies	68	1,061	17	428

Net income (loss)	$(3,848)	$2,527	$139	$2,261

Net loss attributable to the noncontrolling interest	553	-	191	-

Net income (loss) attributable to AudioCodes	$(3,295)	$2,527	$330	$2,261

Basic net earnings (loss) per share	$(0.08)	$0.06	$0.01	$0.06

Diluted net earnings (loss) per share	$(0.08)	$0.06	$0.01	$0.06

Weighted average number of shares used in computing
basic net earnings per share (in thousands)	40,189	41,540	40,204	40,200

Weighted average number of shares used in computing
diluted net earnings per share (in thousands)	40,189	41,967	40,309	40,517

(1) Amounts for three and nine months ended September 30, 2008 adjusted due to implementation of FSP APB 14-1.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

In thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Revenues	$91,736	$135,992	$32,082	$46,602

Cost of revenues (1) (2)	39,897	57,778	14,028	19,955

Gross profit	51,839	78,214	18,054	26,647

Operating expenses:
Research and development, net (1)	22,230	27,825	7,111	8,942
Selling and marketing (1) (2)	23,113	31,945	7,448	10,414
General and administrative (1)	5,696	6,563	1,892	2,140

Total operating expenses	51,039	66,333	16,451	21,496

Operating income	800	11,881	1,603	5,151
Financial income, net (3)	65	1,162	76	267

Income before taxes on income	865	13,043	1,679	5,418
Income taxes, net (3)	236	480	106	196
Equity in losses of affiliated companies	68	1,061	17	428

Non-GAAP net income	$561	$11,502	$1,556	$4,794

Non-GAAP diluted net earnings per share	$0.01	$0.27	$0.04	$0.11

Weighted average number of shares used in
computing non-GAAP diluted net earnings per
share (in thousands)	40,248	44,195	40,331	47,198

(1) Excluding stock-based compensation expenses related to options granted to employees and others.

(2) Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

(3) Excluding adjustments to interest expense with respect to Senior Convertible Notes, and related income tax expense, due to implementation of FSP APB 14-1.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME

In thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

GAAP Net income (loss)	$(3,848)	$2,527	$139	$2,261

GAAP Diluted earnings (loss) per share	$(0.08)	$0.06	$0.01	$0.06

Cost of revenues:
Stock-based compensation (1)	94	278	24	50
Amortization expenses (2)	936	1,599	310	530

	1,030	1,877	334	580

Research and development, net:
Stock-based compensation (1)	467	1,310	134	213

Selling and marketing:
Stock-based compensation (1)	725	1,731	226	441
Amortization expenses (2)	251	783	75	261

	976	2,514	301	702

General and administrative:
Stock-based compensation (1)	161	484	39	86

Financial expenses:
FSP APB 14-1 adjustment (3)	2,414	3,851	827	1,314

Income Taxes:
FSP APB 14-1 adjustment (3)	(639)	(1,061)	(218)	(362)

Non-GAAP Net income	$561	$11,502	$1,556	$4,794

Non-GAAP Diluted earnings per share	$0.01	$0.27	$0.04	$0.11

(1) Stock-based compensation expenses related to options granted to employees and others.

(2) Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

(3) Adjustments to interest expense with respect to Senior Convertible Notes, and related income tax expense, due to implementation of FSP APB 14-1.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform. comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Cash flows from operating activities:
Net income (loss) (1)	$(3,848)	$5,317	$139	$3,213
Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	3,825	5,676	1,178	1,821
Net loss from sale of marketable securities	-	-	-	-
Amortization of marketable securities premiums
and accretion of discounts, net	152	23	68	39
Equity in losses of affiliated companies	56	1,061	5	428
Decrease (increase) in accrued severance pay, net	(707)	(57)	(292)	62
Stock-based compensation expenses	1,447	3,803	423	790
Amortization of senior convertible notes
discount and deferred charges	2,509	153	861	51
Decrease (increase) in accrued interest on
marketable securities, bank deposits and
structured notes	2,024	(794)	2,473	(787)
Decrease (increase) in trade receivables, net	6,938	(10,227)	(1,636)	(6,123)
Decrease (increase) in other receivables and
prepaid expenses	(1,304)	(1,280)	(1,138)	(982)
Decrease (increase) in inventories	4,193	(1,332)	2,894	(73)
Increase (decrease) in trade payables	(4,080)	1,659	(3,245)	(1,621)
Increase (decrease) in other payables and
accrued expenses	(1,628)	4,000	3,962	3,375
Decrease in deferred tax liabilities (1)	(468)	-	(49)	-

Net cash provided by operating activities	9,109	8,002	5,643	193

Cash flows from investing activities:
Proceeds from sale and maturity of marketable
securities	9,000	17,000	8,000	4,000
Proceeds from sale of bank deposits	70,530	34,639	48,825	16,545
Investments in companies	(326)	(2,370)	(77)	(1,054)
Payment for acquisition of CTI Squared	-	(5,000)	-	-
Purchase of property and equipment	(863)	(2,893)	(94)	(726)
Investment in short-term deposit	(49,318)	(92,109)	(15,300)	(22,005)
Investment in marketable securities	-	(16,795)	-	(16,795)
Investment in long-term deposit	-	(255)	-	-

Net cash provided (used) by (in) investing activities	29,023	(67,783)	41,354	(20,035)

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Cash flows from financing activities:
Repurchase of shares	-	(13,747)	-	(2,339)
Increase in current maturities of long-term bank loans	-	6,000	-	3,000
Long-term bank loans received	-	24,000	-	12,000
Repayment of loan from bank	(4,500)	(750)	(1,500)	(750)
Proceeds from issuance of shares upon exercise of
options and employee stock purchase plan	33	1,547	33	247

Net cash provided (used) by (in) financing activities	(4,467)	17,050	(1,467)	12,158

Increase (decrease) in cash and cash equivalents	33,665	(42,731)	45,530	(7,684)
Cash and cash equivalents at the beginning of the period	36,779	75,063	24,914	40,016

Cash and cash equivalents at the end of the period	$70,444	$32,332	$70,444	$32,332

(1) Amounts for nine and three months ended September 30, 2008 adjusted due to implementation of FSP APB 14-1.